Exhibit (a)(25)
WRITTEN INSTRUMENT AMENDING THE
AMENDED AND RESTATED
AGREEMENT AND DECLARATION OF TRUST
OF PACIFIC SELECT FUND
     RESOLVED, that the undersigned, being a majority of the Trustees of Pacific Select Fund, a Massachusetts business trust (the “Trust”), acting pursuant to Section 6.2 of the Amended and Restated Agreement and Declaration of Trust, dated October 28, 1999, as amended (“Declaration of Trust”), hereby amend the Declaration of Trust to redesignate the name of the PD High Yield Bond Index Portfolio as the PD High Yield Bond Market Portfolio effective May 1, 2010.
     IN WITNESS WHEREOF, the undersigned have caused these presents to be executed as of 24th day of March, 2010.

/s/ James T. Morris	/s/ Lucie H. Moore
James T. Morris	Lucie H. Moore
Trustee	Trustee

/s/ G. Thomas Willis	/s/ Nooruddin S. Veerjee
G. Thomas Willis	Nooruddin S. Veerjee
Trustee	Trustee

/s/ Frederick L. Blackmon	/s/ Gale K. Caruso
Frederick L. Blackmon	Gale K. Caruso
Trustee	Trustee